UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ISTA PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0511729
(State of incorporation or organization)	(IRS Employer Identification No.)

50 Technology Drive, Irvine, California	92618
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Participating Preferred Stock	The NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

In this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not Applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On January 12, 2012, the Board of Directors of ISTA Pharmaceuticals, Inc. (the “Corporation”) approved the adoption of a Preferred Stock Rights Agreement and, effective at 11:59 p.m. New York time on January 12, 2012, declared a dividend distribution of one right (a “Right”) for each outstanding share of the Corporation’s Common Stock to stockholders of record at the close of business on January 27, 2012 (the “Record Date”). Each Right entitles the registered holder to purchase from the Corporation a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Participating Preferred Stock, $0.001 par value (the “Preferred Stock”), at a purchase price of $45.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Preferred Stock Rights Agreement between the Corporation and Computershare Trust Company, N.A., as Rights Agent, dated effective as of January 12, 2012, as may be amended, restated or otherwise modified from time to time (the “Rights Agreement”).

The following summary of the principal terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which is attached as Exhibit 4.1 to the Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 17, 2012, and is incorporated herein by this reference.

Certificates. Initially, the Rights will not be exercisable, the Rights will be attached to the shares of Common Stock underlying the balances indicated in the book-entry account system of the transfer agent for the Common Stock or, in the case of certificated shares, all Common Stock certificates representing shares then outstanding, and no separate rights certificates (“Rights Certificates”) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a distribution date (the “Distribution Date”) will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of twenty percent (20%) or more of the outstanding shares of Common Stock (the “Shares Acquisition Date”), or (ii) ten (10) business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning twenty percent (20%) or more of the outstanding shares of Common Stock. Until the Distribution Date (or earlier redemption, exchange, or expiration of the Rights), (i) the Rights will be evidenced by the balances indicated in the book-entry account system of the transfer agent for the Common Stock registered in the names of the holders of the Common Stock or, in the case of certificated shares, the Common Stock certificates, and will be transferred with and only with such shares or, in the case of certificated shares, Common Stock certificates, (ii) confirmation and account statements sent to holders of shares of Common Stock in book-entry form or, in the case of certificated shares, new Common Stock certificates issued after the Record Date, will contain a notation incorporating the Rights Agreement by reference, and (iii) the transfer of any shares of Common Stock or, in the case of certificated shares, certificates for Common Stock, outstanding will also constitute the transfer of the Rights associated with such shares of Common Stock, or in the case of certificated shares, the Common Stock represented by such certificates.

Expiration and Exercise. The Rights are not exercisable until the Distribution Date and will expire at the earlier of the close of business on (i) January 12, 2015 or (ii) December 21, 2012 if the approval of a majority of the shares of common stock voting on the matter at the 2012 annual meeting or a special meeting has not been received prior to such time, unless the Rights are previously redeemed, exchanged or terminated (including by stockholder action in connection with a “Qualified Offer” as defined in the Rights Agreement) as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights and the Rights will become transferable apart from the Common Stock. After the Distribution Date, each Right will entitle the holder to purchase for $45.00 (the “Exercise Price”), a fraction of a share of the Corporation’s Preferred Stock with economic terms similar to that of one share of the Corporation’s Common Stock.

“Flip-In.” If an Acquiring Person obtains 20% or more of the Corporation’s Common Stock, then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of the Corporation’s Common Stock having a then-current market value of twice the Exercise Price.

For example, at an exercise price of $45.00 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $90.00 worth of Common Stock (or other consideration, as noted above) for $45.00. Assuming that the Common Stock had a per share value of $5.00 at such time, the holder of each valid Right would be entitled to purchase eighteen (18) shares of Common Stock for $45.00.

“Flip-Over.” If, after an Acquiring Person obtains 20% or more of the Corporation’s Common Stock, (a) the Corporation merges into another entity, (b) an acquiring entity merges into the Corporation or (c) the Corporation sells more than 50% of the Corporation’s assets or earning power, then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of Common Stock of the person engaging in the transaction having a then current market value of twice the exercise price.

Exchange Feature. At any time after the date on which an Acquiring Person obtains 20% or more of the Corporation’s Common Stock and prior to the acquisition by the Acquiring Person of 50% of the outstanding Common Stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for shares of Common Stock of the Corporation at an exchange ratio of one share of Common Stock per Right (subject to adjustment). In addition, the Corporation may, at its option, by majority vote of the Board of Directors of the Corporation, at any time before any Person has become an Acquiring Person, exchange all or part of the then outstanding Rights for rights of substantially equivalent value, as determined reasonably and with good faith by the Board of Directors of the Corporation based upon the advice of one or more nationally recognized investment banking firms.

Adjustment for Dilution. The Rights will have the benefit of certain customary anti-dilution provisions.

Redemption. Rights will be redeemable at the Corporation’s option for $0.001 per Right (the “Redemption Price”) at any time on or prior to the fifth day (or such later date as may be determined by the Corporation’s Board of Directors) after the Shares Acquisition Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. However, in the event that the Corporation receives a Qualified Offer, the rights may be redeemed by way of a stockholder action taken at a special meeting of stockholders called by the Board of Directors for the purpose of voting on a resolution accepting the Qualified Offer and authorizing the redemption of the Rights pursuant to the provisions of the Rights Agreement. A “Qualified Offer” is an offer that meets, among others, all of the following conditions:

•

a fully-financed, all-cash tender offer, or an exchange offer offering shares of common stock of the offeror, or a combination thereof, in each such case for all of the outstanding Common Stock at the same per-share consideration;

•

an offer that, within a specified period of time following the commencement date of the offer or any increase in the offer, does not result in a nationally recognized investment banking firm rendering an opinion to the Board of Directors that the consideration being offered to the stockholders of the Corporation is either unfair or inadequate;

•	an offer whose per-share offer price is greater than the highest reported market price for the Common Stock in the immediately preceding 36 months plus a reasonable premium;

•

an offer, if the offer includes shares of common stock of the offeror, pursuant to which the offeror will permit representatives of the Corporation to complete a due diligence review of the offeror in order to permit the Board of Directors to evaluate the offer and make an informed decision and, if requested by the Board of Directors, to permit an investment banking firm to be able to render an opinion to the Board of Directors with respect to whether the consideration being offered to the stockholders of the Corporation is fair from a financial point of view and, within ten business days after such representatives of the Corporation shall have notified the Corporation and the offeror that it had completed such due diligence review to its satisfaction, the investment banking firm does not render an opinion to the Board of Directors that the consideration being offered to the stockholders of the Corporation is either unfair or inadequate;

•

an offer that is not subject to any financing, funding or similar condition, does not include any condition relating to completion of or satisfaction with any due diligence or similar investigation, and otherwise provides for usual and customary terms and conditions;

•

an offer pursuant to which the Corporation has received a commitment of the offeror that the offer will remain open for at least 120 business days and at least 20 additional business days after any increase in price or after any bona fide alternative offer for a higher consideration is made;

•	an offer that is conditioned on a minimum of at least two-thirds of the outstanding Common Stock not held by the offeror being tendered and not withdrawn as of the offer’s expiration date;

•

an offer pursuant to which the Corporation has received a commitment of the offeror to consummate, as promptly as practicable upon successful completion of the offer, a second step transaction whereby the offeror will acquire all Common Stock not tendered into the offer, which will be acquired at the same consideration per share, subject to stockholders’ statutory appraisal rights, if any;

•

an offer pursuant to which the Corporation and its stockholders have received an irrevocable written commitment of the offeror that the offeror will not amend the terms of offer in a way that is adverse to a tendering stockholder;

•

an offer, other than an offer consisting solely of cash consideration, where the Corporation has received certification from the offeror’s executives that all facts about the offeror that would be material to making an investor’s decision to accept the offer have been fully and accurately disclosed and all required securities filings have been made and will be made during the entire period in which the offer remains open; and

•	if the offer includes any non-cash consideration, any non-cash portion must consist solely of shares listed on a national securities exchange.

Stockholder Rights. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Corporation, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Corporation or for common stock of the acquiring company as set forth above.

Amendments. The Corporation (by action of the Board of Directors) may amend the terms of the Rights and the Rights Agreement in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit Number	Exhibit Description

3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 7, 2003).

3.2	Certificate of Correction to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 7, 2003).

3.3	Second Certificate of Correction to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2003).

3.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2006).

4.1	Preferred Stock Rights Agreement, dated as of January 12, 2012, by and between ISTA Pharmaceuticals, Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes as Exhibit A thereto a Form of Rights Certificate and as Exhibit B thereto a Summary of Rights (incorporated by reference to Exhibit 4.1 to the Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2012).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ISTA PHARMACEUTICALS, INC.

Dated: January 17, 2012	By:	/s/ Lauren P. Silvernail
Chief Financial Officer and Vice President, Corporate Development

EXHIBIT INDEX

Exhibit Number	Exhibit Description

3.1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 7, 2003).

3.2	Certificate of Correction to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 of the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 7, 2003).

3.3	Second Certificate of Correction to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 9, 2003).

3.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 of the Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 31, 2006).

4.1	Preferred Stock Rights Agreement, dated as of January 12, 2012, by and between ISTA Pharmaceuticals, Inc. and Computershare Trust Company, N.A., as Rights Agent, which includes as Exhibit A thereto a Form of Rights Certificate and as Exhibit B thereto a Summary of Rights (incorporated by reference to Exhibit 4.1 to the Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2012).